WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue

New York, NY 10019-6099

Tel:  212 728 8000

Fax: 212 728 8111

April 2, 2014

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       The Dreyfus Corporation

Dreyfus ETF Trust

            MBSC Securities Corporation

(Application for Actively-Managed Exchange Traded Fund Relief, File Number 812-13782)

Ladies and Gentlemen:

I am writing on behalf of The Dreyfus Corporation, Dreyfus ETF Trust and MBSC Securities Corporation (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application (File Number 812-13782), filed with the Securities and Exchange Commission on June 9, 2010, as amended December 7, 2010, for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “2010 Application”).

            The Applicants request the withdrawal of the 2010 Application because The Dreyfus Corporation, Mellon Capital Management Corporation and Dreyfus ETF Trust filed a new application (File Number 812-14283) on February 24, 2014 that supersedes the 2010 Application.

            Should you have any questions or comments, please feel free to call me at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso

Maria Gattuso

New York    Washington     Paris     London     Milan     Rome     Frankfurt     Brussels

in alliance with Dickson Minto W.S., London and Edinburgh